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CONFIDENTIAL TREATMENT REQUESTED

BY CANDEL THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION MADE VIA SECURE FILE TRANSFER PROCESS FOR EASE OF IDENTIFICATION.

July 7, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Candel Therapeutics, Inc.

117 Kendrick St Suite 450

Needham, MA 02494

(617) 916-5445

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David

Gessert Celeste Murphy

RE: Candel Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-257444

CIK No. 0001841387

Rule 83 Confidential Treatment Request by Candel Therapeutics, Inc.

Dear Mr. Gessert and Ms. Murphy:

On behalf of Candel Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 15, 2021 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, confidentially submitted to the Commission on February 16, 2021 (the “Registration Statement”) (as subsequently amended on March 31, 2021 and filed publicly on June 25, 2021 (File No. 333-257444)), we submit this supplemental letter to further address comment 5 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Paul Peter Tak M.D., Ph.D., FMedSci., Chief Executive Officer and President, Candel Therapeutics, Inc., 117 Kendrick St Suite 450, Needham, MA 02494 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

5. Please explain to us how you determined the fair value of the common stock underlying your recent equity issuances and the reasons for any differences between recent sales of equity and the fair value of the common stock. This information will help facilitate our review of your accounting for, equity issuances, including stock compensation and beneficial conversion features.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”), resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Summary of Recent Option Grants and Common Stock Valuations

The below table details stock option grants, exercise prices and the fair market value per share of common stock as determined by qualified, independent third-party valuation specialists (“specialists”) and by the Company for accounting purposes for 2019, 2020 and through June 30, 2021, before giving effect to the Stock Split.

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

Stock Option Grant Dates	Shares	Exercise Price	Date of Independent Valuation	FMV per Independent Valuation	FMV for Accounting Purposes
May, 2019	1,492,920	$0.59	March 19, 2019	$0.59	$0.59
June/Aug. 2019	375,000	$0.59	March 19, 2019	$0.59	$0.59
December, 2019	400,000	$0.59	March 19, 2019	$0.59	$0.59
March, 2020	248,389	$0.63	Dec. 31, 2019	$0.63	$0.63
October, 2020	5,848,652	$0.63	Dec. 31, 2019	$0.63	$0.72
December, 2020	1,820,858	$0.63	Dec. 1, 2020	$1.61	$1.82
March 16, 2021	403,474	$2.02	Jan. 1, 2021	$2.02	$2.02
April 10, 2021	549,000	$2.02	Jan. 1, 2021	$2.02	$2.02
June 24, 2021	602,500	$2.70	June 15, 2021	$2.70	$2.70

As there has been no public market for the Company’s common stock to date, the estimated fair value of the Company’s common stock has been determined by the Company’s board of directors as of the date of each stock award, with input from management and from the most recent valuation of the Company’s common stock prepared by a specialist and using other subjective factors the board of directors deemed relevant. Valuations prepared by the specialist are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of the Company’s development efforts, various exit strategies and their timing, changes in executive leadership and other scientific developments that could be related to the valuation of the Company or, at a minimum, annually.

In determining the fair value of the Company’s common stock, the board of directors and management also take into consideration the sale of equity securities by the Company to unrelated third parties. The Company has had two issuances of equity securities since 2016. Series B preferred stock was issued in November 2018 to a new investor, PBM Capital, at a price per share of $2.77 with total proceeds of $25 million. The issuance of Series B preferred stock to PBM Capital also included warrants to purchase common stock in the future. Series C preferred stock was issued to new investors in March 2019 at a per share price of $3.73 with total proceeds of $22.5 million. These two classes of preferred stock contain the typical rights and preferences found in venture-backed preferred stock issuances, except that they are not mandatorily redeemable, and the Series C preferred stock has a two-and-one half times issuance price liquidation preference.

Third-party valuations were performed by specialists in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s common stock valuations in 2019 and the first three quarters of 2020 were prepared by specialists using a market approach, specifically the backsolve method and market adjusted backsolve method, which utilize the implied value based on recent equity transactions to derive a common share value. See the chart above for the specific dates on which a specialist completed an independent valuation. The Company allocated equity value to the Company’s common stock and shares of the Company’s convertible preferred stock using either an option-pricing method, or OPM, or a hybrid method, which is a hybrid between the OPM and the probability-weighted expected return method, or PWERM. The hybrid method estimates the probability-weighted value across multiple scenarios. In addition to the OPM, the hybrid method considers liquidity scenarios in which the shares of the Company’s redeemable convertible preferred stock are assumed to convert into common stock. The future value of the common stock in the applicable scenario is discounted back to the valuation date at an appropriate risk-adjusted discount rate. In the hybrid method, the present value indicated for each scenario is probability-weighted to arrive at an indication of value for the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

In December 2020, after hiring a new executive management team in the third and fourth quarters, the Company determined that it would begin working towards a crossover financing and an IPO with the goal of completing an IPO in 2021. The Company engaged a specialist to prepare an independent valuation of its common stock as of December 1, 2020 and January 1, 2021. The Company then engaged the same specialist to prepare an independent valuation as of June 15, 2021. In each valuation, the specialist used a PWERM method to determine the fair value of the common stock on such dates. The present value of the common stock under three identified scenarios was weighted based on the probability of each scenario occurring to determine the value of the common stock. The specialist consulted with management to determine the potential scenarios for the Company’s shareholders and the probability of each scenario occurring. Based on these consultations, the specialist prepared its independent valuation using assumptions that were based upon likely scenarios for the Company. The assumptions used in the various independent valuations and other factors considered by the board of directors at each grant date are outlined below.

Valuation Considerations in June 2021

The board of directors determined that the fair value of the Company’s common stock was $2.70 per share at the time it granted stock options at its June 24, 2021 board meeting. This was based on a third party appraisal prepared by a specialist as of June 15, 2021 and including input from management and the specialist and subjective factors that the board of directors believed were relevant. This independent valuation was prepared using the PWERM method and considering two scenarios: (1) the Company would complete its IPO in August 2021 and (2) the Company would remain private and complete a private financing of $40 million. This valuation (i) assigned a 60% probability of an IPO in August 2021, with a 15% discount rate and a 0.13 year weighted average estimated term applied within the PWERM, then reflected a discount for lack of marketability, or DLOM, of 6.2%; and (ii) assigned a 40% probability of the Company remaining private in 2021. This scenario assumed an exit term of 1 year and utilized a DLOM of 31.8%. It was not assumed that a crossover financing would be completed prior to the IPO (as in other earlier scenarios) as the Company has been unable to secure a term sheet from a crossover investor and was at this time moving forward to complete its IPO without a crossover financing. The valuation of $2.70 per share was an increase of $0.68 per share (34%) from $2.02 at January 1, 2021 which is primarily due to changes in the assumed timing of an IPO, which was partially offset by eliminating the assumption of a pre-IPO crossover investment.

Valuation Considerations in March and April 2021

The board of directors determined that the fair value of the Company’s common stock was $2.02 per share at the time it granted stock options at its March 16, 2021 and April 10, 2021 board meetings. This was based on a third party appraisal prepared by a specialist as of January 1, 2021 and included input from management and the specialist that the assumptions utilized in the January 1, 2021 appraisal were still reasonable at such time and therefore an updated appraisal was not warranted and upon objective and subjective factors that the board of directors believed were relevant. Other subjective factors considered by the board of directors in March and April 2021 include: the Company had held meetings with over 50 potential crossover investors, including the most significant and likely potential lead crossover investors, with no investor emerging as a lead investor willing to provide a term sheet. The Company’s strategy at this time was to continue to talk with potential crossover investors but other alternatives were being explored such as a SPAC, strategic financing and the potential of a direct to market IPO. Therefore, the assumptions used in the January 1, 2021 409A valuation of 20% probability of an IPO as of May 15, 2021 and 45% probability of an IPO on August 31, 2021 and a 35% probability of a private financing in 2022 were not unreasonable. In addition, public biotechnology public valuations, using the XBI index as a proxy, were at March 31, 2021 consistent as compared to January 1, 2021. Further, during the first quarter of 2021 there were no significant events at the Company that would have had an effect on valuation, including financings.

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

Valuation Considerations in December 2020

The board of directors determined that the fair value of the Company’s common stock was $0.63 per share at the time it granted stock options at its December 15, 2020 board meeting. This was based on a third party appraisal prepared by a specialist as of December 31, 2019 and including input from management and the specialist that the assumptions utilized in the December 31, 2019 appraisal were still reasonable at such time and therefore an updated appraisal was not warranted and upon objective and subjective factors that the board of directors believed were relevant. In early 2021, the Company engaged the same specialist to perform its annual 409A independent appraisal. Since the Company had issued a significant number of stock options in December 2020 and it was contemplating an IPO in 2021, the Company requested the specialist to perform an independent valuation as of December 1, 2020 to assist the Company in properly accounting for its stock option grants. In addition, the Company engaged the specialist to perform its annual 409A valuation as of January 1, 2021. Both of these independent valuations were prepared using the PWERM method and considering the three scenarios outlined above. These valuations (i) assigned a 10% and a 20% probability, respectively, of an IPO in the first half of 2021, with a 15% discount rate and a 0.41-year weighted average estimated term applied within the PWERM, then reflected a DLOM of 23.8 and 23.3%, respectively; (ii) assigned a 40% and 45% probability, respectively, of an IPO in the second half of 2021, with a 15% discount rate and a 0.71-year weighted average estimated term to an IPO event, then reflected a DLOM of 25.1 and 24.8%, respectively; and (iii) assigned a 50% and 35% probability, respectively, of the Company remaining private in 2021. Prior to completing an IPO in either scenario, it was assumed that a $75 million crossover financing would be completed, and in the case of remaining private, a $40 million private financing would be consummated.

Subjective factors considered by the board of directors and management in December 2020 include the Company’s decision at its December board meeting to begin seeking a crossover financing, to move forward in selecting investment bankers and begin the process of preparing for an IPO should a successful crossover financing take place. In this regard, the Company selected investment bankers in January 2021, had an IPO organization meeting on January 12, 2021 and made its initial confidential filing on February 16, 2021. As of June 30, 2021, the Company has not been able to identify a lead crossover investor.

As of December 1, 2020, the specialist engaged by the Company assigned a fair value to the Company’s common stock of $1.61 per share and as of January 1, 2021 assigned a value to the Company’s common stock of $2.02 per share. Based on these data, and in order to account for its stock options in a conservative manner, the Company assigned a per share price of $1.82 per share to its common stock in its accounting for stock option grants in December 2020.

Valuation Considerations in October 2020

The board of directors determined that the fair value of the Company’s common stock was $0.63 per share at the time it granted stock options in October 2020. This was based on a third party appraisal prepared by a specialist as of December 31, 2019 and included input from management and the specialist that the assumptions utilized in the December 31, 2019 appraisal were still reasonable and that an updated appraisal was not warranted, and upon objective and subjective factors that the board of directors believed were relevant. Other subjective factors considered by the board of directors in October 2020 include: a new chief executive officer and a new chief business officer had recently joined the Company, there were no definitive plans to undertake a crossover financing and an IPO at such time, plans to recruit additional members of the executive team, plans to refine the Company’s strategy under the new executive team, significant uncertainty in the financial markets caused by the pending presidential election, and the impact of the global COVID-19 pandemic. As of June 30, 2020, the Company had asked the

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

specialist who prepared the December 31, 2019 independent valuation to perform a sensitivity analysis of its previous appraisal of the per share fair value using the updated assumptions from December 31, 2019. This sensitivity analysis indicated that as of June 30, 2020, a per share price of $0.72 would be appropriate. Based on this data, and in order to account for its stock options in a conservative manner, the Company assigned a per share price of $0.72 per share to its common stock in its accounting for stock option grants in October 2020.

Valuation Considerations in periods prior to October 2020

Common stock valuations for all stock option grants during periods prior to October 2020 were based on third party appraisals prepared by a specialist and including input from management and the specialist that the assumptions utilized in the relevant appraisal were still reasonable and that an updated appraisal was not warranted, and upon objective and subjective factors that the board of directors believed were relevant at such time.

In conclusion, the Company respectfully submits that the recent valuations of its common stock used in connection with its option grants for financial reporting purposes are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to July 6, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

The Company believes that the differences between the June 24, 2021, fair value determination of $2.70 and the Preliminary Price Range is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to June 15, 2021, the date of the Company’s most recent determination of the fair value of its common stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s valuation as of June 15, 2021, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an IPO.

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the June 15, 2021 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

•

Since June 24, 2021, the last date on which the Company referenced the June 15, 2021 valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 25, 2021.

•

The Company conducted more than 20 “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

* * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact William D. Collins at (617) 570-1447.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ William D. Collins
William D. Collins

cc: Paul Peter Tak, Candel Therapeutics, Inc.

John Canepa, Candel Therapeutics, Inc.

Robert E. Puopolo¸ Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY

CANDEL THERAPEUTICS, INC.